Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606

Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549

January 27, 2010
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RE: Van Kampen Tax Free Trust
File Numbers 811-4386 and 2-99715
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on November 23, 2009 by Van Kampen Tax Free Trust (the “Registrant”), on behalf of each of its series, Van Kampen California Insured Tax Free Fund, Van Kampen Insured Tax Free Income Fund, Van Kampen Intermediate Term Municipal Income Fund, Van Kampen Municipal Income Fund and Van Kampen New York Tax Free Income Fund, under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Registrant, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 61 to the Registrant’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about January 27, 2010.
General Comment

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act. Please confirm that the Registrant has made the requisite filing for the year 2005.

Response 1	The Registrant acknowledges its obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act and confirms that such filing was made for the year 2005.
Comments to all Funds – Prospectus

Comment 2	Please confirm that all disclosure on the front cover of each Fund’s prospectus is required or permitted by Items 2 through 8 of Form N-1A.

Response 2	The Funds respectfully note that Item 1 of Form N-1A pertains to the front cover page of a fund’s prospectus. The Funds confirm that all disclosure on each of their front covers is required or permitted by Item 1 of Form N-1A.

Comment 3	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets and note that such volatility is currently being experienced in the markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 3	The Funds note that the general disclosure requested by the Staff is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks.” The Funds also note that such disclosure does not state that volatility is currently being experienced in the markets because each Fund’s prospectus is effective for an entire year and is required to be “evergreen.” It would be impractical for the Funds to supplement their prospectuses each time the markets became more or less volatile. The Funds do not believe that such disclosure is necessarily helpful for shareholders and could in fact be confusing to shareholders. Thus, the Funds have not added any additional disclosure.

Comment 4	In the section entitled “Summary – Fees and Expenses of the Fund,” please confirm that all footnotes thereto are either required or permitted by Form N-1A.

Response 4	The Funds have deleted any footnotes that are not either required or permitted by Form N-1A. The Funds note that the remaining footnotes that relate to the deferred sales charges applicable to some classes of shares are permitted by Instruction 2(a)(i) of Item 3. The remaining footnote that relates to the fee waiver and/or expense reimbursement (applicable only to Van Kampen Intermediate Term Income Fund and Van Kampen New York Tax Fee Income Fund) is permitted by Instruction 3(e) of Item 3.

Comment 5	In the section entitled “Summary – Fees and Expenses of the Fund,” if applicable, provide the line item “Acquired Fund Fees and Expenses” required by Instruction 3(f)(i) of Item 3 of Form N-1A.

Response 5	The fees and expenses incurred indirectly by the Funds as a result of investment in shares of “acquired funds,” if any, does not exceed 0.01% and thus, the line items is omitted and such amount, if any, is included in “other expenses” in the Expense Table pursuant to Instruction 3(f)(i).

Comment 6	For Van Kampen Intermediate Term Municipal Income Fund and Van Kampen New York Tax Free Income Fund only, in the section entitled “Summary – Fees and Expenses of the Fund,” please revise the line item “Total annual fund operating expenses after fee waiver and/or expense reimbursement [emphasis added]” to “Net annual fund operating expenses after fee waiver and/or expense reimbursement [emphasis added].”

Response 6	The Funds have revised the line item as requested.

Comment 7	For Van Kampen Intermediate Term Municipal Income Fund and Van Kampen New York Tax Free Income Fund only, with respect to the footnote that relates to the fee waiver and/or reimbursement in the fee table in the section entitled “Summary – Fees and Expenses of the Fund,” please confirm that such footnote conforms with Instruction 3(e) to Item 3 of Form N-1A, which requires that (i) such expense reimbursement or fee waiver arrangement will continue for no less than one year from the effective date of the Fund’s registration statement, (ii) the Fund disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue and (iii) the Fund briefly describe who can terminate the waiver arrangement and under what circumstances.

Response 7	The Funds believe that the footnote referenced complies with Instruction 3(e) of Item 3 of Form N-1A.

Comment 8	For Van Kampen Intermediate Term Municipal Income Fund, Van Kampen Municipal Income Fund and Van Kampen New York Tax Free Income Fund only, in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks - Understanding Quality Ratings,” please supplementally advise the Staff of the location of the “bold line” referenced in the paragraph immediately preceding the table therein.

Response 8	The bold line in the Understanding Quality Ratings table appears below the quality ratings designated BBB/Baa.

Comment 9	For Van Kampen Intermediate Term Municipal Income Fund, Van Kampen Municipal Income Fund and Van Kampen New York Tax Free Income Fund only, in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks – Risks of Investing in Lower-Grade Securities,” please confirm that the table showing the percentage of assets invested in each rating category shows (i) the overall percentage of unrated securities and (ii) a separate caption in the table for unrated securities.

Response 9	The Funds confirm that the table referenced by the Staff shows (i) the overall percentage of unrated securities and (ii) a separate caption in the table for unrated securities.

Comment 10	For Van Kampen Intermediate Term Municipal Income Fund, Van Kampen Municipal Income Fund and Van Kampen New York Tax Free Income Fund only, in the table showing the percentage of assets invested in each rating category in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks – Risks of Investing in Lower-Grade Securities,” please supplementally confirm to the Staff that any percentage of a Fund’s assets invested in below B grade is due to a change in a security’s ratings after purchase by the Fund.

Response 10	The Funds each have a policy to invest primarily in investment grade securities at the time of purchase, but each Fund may also purchase below investment grade securities. Thus, the Funds are unable to confirm that any percentage of their assets invested in below B grade securities is due to a change in such securities’ ratings from the time of purchase. The Funds believe that they are in compliance with each of their investment policies.

Comment 11	For Van Kampen California Insured Tax Free Fund only, please confirm to the Staff that such Fund has adopted the investment policies required by Rule 35d-1 under the 1940 Act.

Response 11	The Fund confirms that is has adopted the investment policies required by Rule 35d-1 under the 1940 Act. The Fund has the following investment policies as required by such rule:

Under normal market conditions, the Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing at least 80% of the Fund’s assets in a portfolio of California municipal securities that are insured at the time of purchase as to timely payment of principal nad interest by an entity whose claims paying ability is rated at least A by Standard and Poor’s or Moody’s Investor Service, Inc. or an equivalent rating by another nationally recognized statistical rating organization.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities at the time of investment.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in California municipal securities at the time of investment.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in insured securities at the time of investment.

Comment 12	For Van Kampen California Insured Tax Free Fund and Van Kampen Insured Tax Free Income Fund only, in the section entitled “Summary – Principal Investment Strategies,” it states that the Fund invests in securities that are insured at the time of purchase as to timely payment of principal and interest by a private insurance company [emphasis added]. Please add disclosure describing how the Fund treats securities that become uninsured after purchase and whether that treatment complies with Rule 35d-1 under the 1940 Act.

Response 12	The Fund intends to comply with Rule 35d-1. Rule 35d-1(b) under the 1940 Act states that the requirements of Rule 35d-1(a)(2) through (a)(4), which mandate a fund’s 80% policy in certain circumstances, “apply at the time a fund invests in assets....If, subsequent to an investment, these requirements are no longer met, the fund’s future investments must be made in a manner that will bring the fund into compliance with those paragraphs.” Thus, should the Fund purchase an insured security that later becomes uninsured, the Fund would not be required to dispose of such security, but would seek to continue to comply with its 80% policy through purchases of additional securities in the ordinary course. The Fund has added disclosure to reflect this.

Comment 13	In the section entitled “Investment Objective, Principal Investment Strategies and Risks – Other Investments and Risk Factors – When-issued and delayed delivery securities,” if the Fund segregates assets with respect to such investments, please add disclosure to reflect that.

Response 13	The Fund has added the disclosure as requested.

Comment 14	In the third paragraph in the section entitled “Investment Advisory Services – Portfolio management,” please clarify to which “team members” the Fund refers.

Response 14	The Fund has clarified the disclosure as requested.

Statement of Additional Information

Comment 15	In the section entitled “Investment Restrictions,” several of the Funds have a fundamental policy stating that a fund shall not invest more than 25% of its assets in a single industry. Please revise such restriction to state that a fund shall not invest 25% or more of its assets in a single industry.

Response 15	Since a fund’s fundamental investment restrictions cannot be changed without a shareholder vote, the Funds have each adopted a non-fundamental operating policy as disclosed in the section entitled “Investment Restrictions – Non-Fundamental policies,” which states that a fund shall not invest 25% or more its assets in a single industry. The Funds intend to will comply with the more restrictive non-fundamental policy.
*            *            *
          In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor